                          Baxter Financial Corporation

(561) 395-2155                             1200 North Federal Highway, Suite 424
(800) 749-9933                                        Boca Raton, Florida  33432
(561) 338-7590 - Fax

April 4, 2005

Via EDGAR Correspondence

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0505

Attention:  Mr. Vincent J. DiStefano

                  Re:      Philadelphia Fund, Inc.
                           File Nos. 2-10698 and 811-505

Dear Sir or Madam:

On behalf of the Philadelphia Fund, Inc. (the "Fund"),  following are the Fund's responses  to the  Staff's  comments  conveyed  with  regard  to  Post-Effective
Amendment Nos. 82/30 (the "Amendment") to the Fund's  Registration  Statement on
Form N-1A, filed with the U.S. Securities and Exchange Commission (the "SEC") on
January 28, 2005,  pursuant to Rule 485(a)(1)  under the Securities Act of 1933, as amended, in order to comply with new disclosure  obligations  required by the
SEC.  Each  comment  conveyed by the Fund's SEC  examiner is  summarized  below, followed by the Fund's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Comments on Disclosure Contained in the Prospectus

     1.   Comment.  Under  the  Principal  Strategies  section  on page 4 of the
          Amendment,  list the types of fixed income  securities,  if any, which comprise part of the Fund's principal investment strategies.

          Response.  The first paragraph under the Principal  Strategies section on page 4 has been updated to read as follows:

               "The Fund will invest  primarily in common  stocks  traded on the major U.S.  security  exchanges and U.S. Treasury notes and bonds and U.S. Government agency notes and bonds. Securities are bought and held with long-term goals in view."

     2.   Comment.  Under  the  Principal  Strategies  section  on page 4 of the
          Amendment,   describe  the  Fund's  fixed  income  security  selection
          process.

U.S. Securities and Exchange Commission
April 4, 2005

          Response. The following paragraph will be added as the third paragraph under the Principal Strategies section:

               "The Advisor  selects U.S.  Treasury and U.S.  Government  agency notes  and  bonds  based  upon  the  Advisor's  analysis  of  the following  factors:  the state of the  economy,  Federal  Reserve
               Board policies,  the historical  shape of the yield curve and the current  shape of the yield  curve.  Based on its  analysis,  the
               Advisor identifies a specific range of maturities of fixed income
               securities  that  the  Advisor   believes   present  an  enhanced
               potential  for capital  gains.  In some cases,  the Advisor  will acquire U.S. Treasury and U.S.  Government agency notes and bonds for the Fund that possess greater opportunity for yield."

     3.   Comment. Under the Principal Strategies and Principal Risk sections on page 4 of the Amendment,  separate the concepts of diversification and holding  a small  number  of stocks  in the  portfolio.  In  addition, redesignate the term "Diversification Risk."

          Response.  The sentence on page 4 that presently  states,  "The Fund's portfolio  is  diversified  and usually  consists  of 20-30  different stocks,"  will be divided  into two separate  sentences,  set apart as
          separate   paragraphs  as  shown  below.  In  addition,   all  current
          references  to  "Diversification  Risk" will be replaced with "Risk of
          Limited Holdings."

               "The Fund's portfolio is diversified."

               "The  Fund's  portfolio   usually  consists  of  20-30  different
               stocks."

     4.   Comment. Expand the Principal Risk section to include disclosure about credit risk,  manager risk,  mid and/or small cap stock risk,  foreign investment risk, and value style risk.

          Response.  The Fund will add the  disclosure  set out below related to investment  advisor risk and value style risk.  In addition,  the Fund also will  include a section  on  common  stock  risk,  also set forth below.

          After careful  consideration and review,  the Fund has determined that it is not appropriate for the Fund to include  disclosure about credit risk,  mid and/or small cap stock risk, and foreign  investment  risk, for the following  reasons.  The Fund's  principal  strategy for fixed income  securities is to invest in U.S.  Treasury  notes and bonds and
          U.S. Government agency notes and bonds; therefore,  credit risk is not a  principal  risk  factor.  The Fund does not  currently,  and has no current

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April 4, 2005

          intention  to,  invest  in  foreign  stocks;/1/   therefore,   foreign
          investment risk is not a principal risk factor.  The Fund is currently invested in, and typically invests in large cap stocks; therefore, mid and/or small cap stock risk is not a principal risk factor.

          The following risk disclosure will be added to the prospectus:

               "INVESTMENT  ADVISOR RISK. The Fund is actively managed,  and the success of the Fund's investment  strategy depends  significantly on  the  Advisor's  skill  in  assessing  the  potential  of  the securities  in which the Fund  invests.  The  Advisor  will apply investment  techniques  and risk  analysis  in making  investment decisions for the Fund,  but there can be no guarantee that these will produce the intended  results.  The Advisor may be incorrect in its assessment of the value of securities or the assessment of market  trends,  which can result in losses to the Fund.  In some cases, investments may be unavailable,  or the Advisor may choose not to purchase them under market conditions when the acquisition of  such  investments,  in  hindsight,  may be  determined  to be beneficial to the Fund."

               "VALUE STYLE RISK.  Value  investing  involves buying stocks that are out of favor and/or  undervalued in comparison to their peers or their prospects for growth. Typically, the valuation levels of these stocks are lower than those of growth stocks. A company may be undervalued  due to market or economic  conditions,  temporary earnings declines, unfavorable developments affecting the company and other  factors,  or because the company is associated  with a market  sector  that  is not  favorably  regarded  by  investors.
               Because  different  types of  stocks  attract  varying  levels of
               interest  by   investors,   depending   on  market  and  economic
               conditions,  the Fund's returns may be adversely  affected during market  downturns and when value stocks are not in demand.  Value stocks also may remain undervalued.  The market may not recognize a company's  true  intrinsic  value for a long time, or a company judged  to be  undervalued  may be  appropriately  priced.  Value stocks,  as a group,  may  underperform the overall equity market for a long  period  of  time,  and may  not  realize  their  full economic value, while the market concentrates on growth stocks."

               "COMMON  STOCK  RISK.  The Fund will  invest  in  common  stocks.
               Although common stocks have historically generated higher average

--------
/1/  See the Fund's Statement of Additional  Information (the "SAI"), at page 18 of the Amendment, which presently states: "The Fund has authority to invest up to 20% of its assets in the  securities of foreign  companies.  However, historically  the Fund  ahs not  invested  more  than 5% of its  assets  in foreign  securities,  and has no current  intention  to do so." Please note that the SAI then goes on to present  the risks of  investments  in foreign securities.

U.S. Securities and Exchange Commission
April 4, 2005

               returns than fixed income  securities over the long term,  common stocks also have  experienced  significantly  more  volatility in those returns. An adverse event, such as an unfavorable  earnings report,  may depress the value of a particular  common stock held by the Fund.  Also,  the price of common  stocks are sensitive to general  movements in the stock  market,  and a drop in the stock market may depress the prices of common  stocks to which the Fund has exposure.  Common stock prices fluctuate for several reasons, including:  changes in  investors'  perceptions  of the financial condition  of an issuer;  the general  condition  of the relevant stock  market;  or when  political or economic  events  affecting issuers  of  common  stock  occur.  Common  stock  prices  may be particularly  sensitive to rising  interest rates, as the cost of capital rises and borrowing costs increase."

     5.   Comment. Regarding the Fund's recently discontinued Free Flyer Program
          (the "Program"), referenced on page 5 of the Amendment, supplementally disclose  whether an  exemptive  order or a no action  letter had been received by the Fund from the SEC for the Program.

          Response.  The Fund did not receive an exemptive  order or a no action letter from the SEC relating to the Program. However, a private letter ruling (PLR  119850-98)  was  obtained  by the Fund from the  Internal
          Revenue   Service.   The  Program  was  designed  in  accordance  with
          applicable federal securities laws.

     6.   Comment.  Confirm  that the name of the Fund  complies  with  relevant legal requirements.

          Response.  The Fund has a long history, as described in the Amendment, dating back to 1923 (the Securities Fund was the Fund's  predecessor).
          The Fund has operated  under its present name since the  effectiveness of the Fund's initial  registration  with the SEC in June of 1945. The
          Fund's   management   operations  were   originally   located  in  the
          Philadelphia,  Pennsylvania  area.  The Fund believes that it complies with Rule 35d-1 under the 1940 Act, and the SEC's  interpretations  of the rule's application./2/

--------
/2/  See Investment Company Act Release No. IC-24828 (Jan. 17, 2001):

     "One commenter  expressed  concern that the rule [i.e., rule 35d-1], by its terms, would apply to an investment company with a long-standing trade name that includes a geographic location,  such as the city where the company is headquartered,  but which is not intended to refer to the geographic region in which the company  invests.  WE [I.E.,  THE SEC] DO NOT INTEND THAT RULE
     35D-1  WOULD  REQUIRE  AN  INVESTMENT  COMPANY  TO CHANGE ITS NAME IN THESE
     CIRCUMSTANCES,   WHERE  THE  CONNOTATION  OF  THE  NAME  IS  CLEAR  THROUGH
     LONG-STANDING USAGE AND THERE IS NO RISK OF INVESTOR CONFUSION."  (Emphasis
     added.)

U.S. Securities and Exchange Commission
April 4, 2005

     7.   Comment. On pages 11 and 12 of the Amendment, revise the disclosure to make  consistent the  references to the entity that receives  purchase orders.  In addition,  clarify what happens if payment is not received along with a purchase request.

          Response. The Fund has revised the Purchase of Shares section, and the last paragraph  under the  Calculation of Net Asset Value section,  as follows (new language is underlined):

               "PURCHASE OF SHARES

               The shares of the Fund are available  through the  distributor of the Fund's shares.

               WHEN MAKING AN INITIAL  INVESTMENT,  SHARES MAY BE  PURCHASED  BY
               COMPLETING AND SIGNING THE ^General  Account  Application,  which should be remitted,  together with payment for the shares, to the
               FUND'S  TRANSFER AGENT,  AT THE FOLLOWING  ADDRESS:  Unified Fund
               Services, Inc., P.O. Box 6110, Indianapolis,  IN 46206-6110. ONCE
               AN ACCOUNT IS ESTABLISHED,  SUBSEQUENT INVESTMENTS SHOULD BE SENT
               TO UNIFIED FUND SERVICES, INC., P.O. BOX 6110,  INDIANAPOLIS,  IN
               46206-6110.  SUBSEQUENT  PURCHASE  ORDERS MUST CONTAIN YOUR NAME,
               YOUR  ACCOUNT  NUMBER(S),  THE  NAME(S)  ON YOUR  ACCOUNT(S)  AND
               PAYMENT  FOR THE  SHARES.  A  CONFIRMATION  WILL BE MAILED TO THE
               INVESTOR SHOWING THE SHARES  PURCHASED,  THE EXACT PRICE PAID FOR
               THE SHARES,  AND THE TOTAL  NUMBER OF SHARES  THAT ARE OWNED.  IF
               PAYMENT  IS  NOT  RECEIVED   WITH  THE  PURCHASE   REQUEST,   THE
               TRANSACTION  WILL NOT BE  PROCESSED  (UNLESS  MADE BY A FINANCIAL
               INTERMEDIARY  WITH A CURRENT DEALER  AGREEMENT WITH THE FUND) AND
               THE  SHAREHOLDER  WILL BE  CONTACTED  FOR  FURTHER  INSTRUCTIONS.
               Investors who are  interested  in  INFORMATION  ABOUT  purchasing shares may also contact the Fund at  1-800-749-9933.  The minimum initial investment in the Fund is $1,000, and there is no minimum amount for  subsequent  investments in the Fund. The Fund retains the  right  to  waive  the  minimum  initial  investment  at  its discretion.  Purchases  of  shares  will  be  made  in  full  and
               fractional   shares   calculated   to   three   decimal   places.
               Certificates  for shares of stock will not be issued.  Shares may also be  purchased  and sold through  securities  firms which may charge a service fee or commission for such transactions.  No fee or commission  is charged on shares which are  purchased  from or redeemed by the Fund directly.

               ORDERS  RECEIVED  BY  UNIFIED  FUND  SERVICES,  INC.,  THE FUND'S
               TRANSFER  AGENT,  PRIOR  TO THE  CLOSE  OF  THE  NEW  YORK  STOCK
               EXCHANGE,  GENERALLY 4:00 P.M. EASTERN TIME, WILL BE CONFIRMED AT
               THE  OFFERING  PRICE  NEXT  CALCULATED,  PROVIDED  THE  ORDER  IS
               RECEIVED  BY THE  TRANSFER  AGENT  PRIOR  TO  THAT  TIME.  ORDERS
               RECEIVED  SUBSEQUENT  TO  THAT  TIME  WILL  BE  CONFIRMED  AT THE
               OFFERING  PRICE  EFFECTIVE  AT THE  CLOSE OF THE NEW  YORK  STOCK
               EXCHANGE ON THE NEXT BUSINESS DAY.

U.S. Securities and Exchange Commission
April 4, 2005

               ^Automatic  Investment  Plan investors and Check  Withdrawal Plan investors will receive confirmations of purchases and redemptions of Fund shares on a quarterly basis, not later than five business
               days  after  the  end  of  each  calendar   quarter  in  which  a
               transaction  takes place. The confirmation  will show the date of each  transaction  during  the  period,  number and price paid or received for shares  purchased or redeemed,  including  dividends and  distributions,  and  total  number  of  shares  owned by the investor as of the end of the period."

               "CALCULATION OF NET ASSET VALUE (LAST PARAGRAPH)

               Orders for Fund  shares  received by the FUND'S  TRANSFER  AGENT,
               UNIFIED FUND  SERVICES,  INC.,  ^prior to that time are priced at the net  asset  value  next  calculated,  provided  the  order is received  together  with  payment  for the shares  ^prior to such close of the New York Stock Exchange.  In addition,  new accounts must include a completed  account  application.  Orders  received subsequent  to the close of the New York Stock  Exchange  will be priced at the net asset value  calculated at the close of the New
               York Stock Exchange on the next business day.^"

     8.   Comment.  The term "significant  event" should be modified to refer to
          "an  event"  in the last  sentence  of the first  paragraph  under the
          Calculation of Net Asset Value section.

          Response. The disclosure will be revised as requested.

     9.   Comment.  With  reference  to  the  last  sentence  of  the  following paragraph,  located  under the  Redemption of Shares  section,  why is
          "may" used instead of "will" in the following:

          "Proceeds for the redemption of Fund shares  purchased by check,  ACH, or through the Automatic  Investment Program will be delayed until the
          Fund verifies that it has received good payment,  which may take up to
          15 business  days. If you purchase  shares by Federal  funds,  you MAY avoid this delay." (Emphasis  added.)

          Response.  After discussing this issue with the Fund's transfer agent, the Fund has determined  that a shareholder  "will" avoid the delay if the shareholder  purchases  shares by Federal funds, and the Fund will modify the disclosure accordingly.

     10.  Comment. Modify the following paragraph,  located under the Redemption of Shares section on page 13, to clarify whether  securities  redeemed
          "in-kind" would be liquid securities,  as well as the risks associated with receiving an in-kind redemption:

U.S. Securities and Exchange Commission
April 4, 2005

          The Fund has reserved the right to redeem Fund shares in kind,  rather than in cash, when in the best interest of the Fund in accordance with the applicable rules of the Securities and Exchange Commission.

          Response.  The above  paragraph  will be replaced  with the  following paragraph.

               "When  in the best  interests  of the  Fund,  the Fund may make a redemption  payment,  in whole or in part, by a  distribution  of liquid  portfolio  securities  in  lieu  of  cash  (an  "in-kind"
               redemption).  Such  distributions will be made in accordance with the federal  securities  laws and  regulations  governing  mutual
               funds.   Investors   may  incur   brokerage   charges  and  other
               transaction  costs  selling  securities  that  were  received  in payment of  redemptions.  The  investor  also would bear the risk that the prices of the  securities  distributed  in an  "in-kind"
               redemption  could rise or decline  before the  securities  can be sold."

     11.  Comment. Clarify what it means to cancel a purchase order in the first full  paragraph on page 14,  located under the Frequent  Purchases and
          Redemptions of Fund Shares section.

          Response. The Fund's transfer agent assists the Fund in its efforts to detect and prevent market timers from making short-term investments in the  Fund  by  providing  a daily  market  timing  report,  as well as detailed reports of the transactions that have been posted in the Fund the morning  following the transaction date. Due to the fact that each of the  transfer  agent's  clients has various  (and often  differing)
          criteria to identify  potential  market timers,  the transfer  agent's system cannot  immediately  identify and refuse to fill an order based on  the  Fund's  market  timing  criteria.  The  Fund's  administrator monitors  the  transactions  in the  Fund on a daily  basis,  and will instruct  the  transfer  agent to  restrict  an  account  from  future purchases  should  the  Fund's  market  timing  criteria  be  met by a particular shareholder.  On occasion, it may be necessary for the Fund to cancel a trade on the following  day should market timing  activity be suspected.

Comments on Disclosure Contained in the SAI

     12.  Comment.  Under the Investment  Limitations  section on page 27 of the
          Amendment,  the words "gross  assets"  should be replaced  with "total assets."

          Response.  The Fund is unable to make the recommended  change,  as the investment  limitation is a  fundamental  investment  limitation  that cannot be modified without a shareholder vote.

     13.  Comment.  Indicate whether the Fund currently discloses that it has an investment limitation that confines the Fund's investments in illiquid securities to 15% of the Fund's net assets.

U.S. Securities and Exchange Commission
April 4, 2005

          Response. The following disclosure currently appears on page 19 of the
          Amendment, in the last paragraph of the Investment Goals, Policies and
          Risks section:

               "The Fund will not purchase such securities if immediately  after such  purchase,  more than 15% of the Fund's  net assets  will be invested in restricted or other illiquid securities."

     14.  Comment.  Disclose where the Fund's top ten portfolio holdings will be publicly  disclosed,  on page 28,  under the  Disclosure  of Portfolio
          Holdings section.

          Response.  The Fund will add the words "on the Fund's Internet website at  http://www.philadelphiafund.com" to the end of the first paragraph under the Disclosure of Portfolio Holdings section.

     15.  Comment.  Expand the  disclosure  about firms that  receive the Fund's portfolio  holdings  information,  under the  Disclosure  of Portfolio
          Holdings section.

          Response.  The following  paragraph will replace the second  paragraph under the Disclosure of Portfolio Holdings section:

               "The Fund also may disclose its complete portfolio holdings, on a daily basis and without a time lag (i.e.,  on a real time basis), to Unified Fund Services Inc. and U.S. Bank, in their  capacities as the Fund's service  providers (the "service  providers"),  who require such information to perform their contractual  duties and responsibilities  to the Fund.  In addition,  complete  portfolio holdings  information  may  be  provided  to  Briggs,  Bunting  &
               Dougherty,   LLP,  the  Fund's   independent   registered  public
               accounting  firm (the  "Auditor"),  for purposes of preparing the semi-annual and annual audits of the Fund and related shareholder reports.  The  service  providers  and the Auditor are subject to duties  of  confidentiality,  including  a duty  not to  trade on non-public information,  whether by contract,  applicable law, or
               relevant  accounting  standards.   The  Fund's  chief  compliance
               officer periodically  requests that the service providers confirm their  compliance with these  restrictions.  Neither the Fund nor the Advisor receives any compensation or other  consideration for the  disclosure of the Fund's  portfolio  holdings to the service providers and the Auditor.  Only executive  officers of the Fund, subject to the Board's oversight, may authorize disclosure of the
               Fund's  portfolio  securities.  The Fund has adopted policies and procedures  that are  designed to ensure that  disclosure  of the information regarding portfolio holdings is in the best interests of the Fund's shareholders, including addressing any conflicts of interest between the interests of the Fund's shareholders and the interests  of the  Advisor,  the  principal  underwriter  and any affiliated persons thereof.  The Fund's chief compliance officer, at

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April 4, 2005

               least annually, reports to the Board regarding these policies and procedures and their application."

     16.  Comment.  Add the title  "Chairman  of the  Board" to Donald  Baxter's biographical  information  located  on page 35,  under the  Interested
          Persons section.

          Response. The disclosure will be revised as requested.

In  connection  with the Fund's  response  to the SEC  Staff's  comments  on the
Amendment,  as requested by the Staff, the Fund acknowledges  that: (i) the Fund is responsible  for the adequacy of the disclosure in the Fund's  filings;  (ii)
Staff  comments or changes to  disclosure  in response to Staff  comments in the filings  reviewed by the Staff do not  foreclose  the SEC from taking any action with respect to the filings; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Fund  would be happy to answer  any  additional  questions  or  address  any concerns that the SEC Staff may have on the Amendment.  If there are any further comments  regarding  any of the  above  changes,  I can be  contacted  at  (561)
395-2155.

Sincerely,

/s/Keith A. Edelman
Keith A. Edelman
Philadelphia Fund, Inc.
Vice President